UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

BakBone Software Incorporated
(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 900 San Diego, CA 92121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

By:	/s/ KEITH RICKARD
Keith Rickard President and Chief Executive Officer

Date: July 1, 2002

BAKBONE SOFTWARE INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING

and

MANAGEMENT PROXY CIRCULAR

with respect to the

Annual and Special Meeting of Shareholders

to be held on July 24, 2002

BAKBONE SOFTWARE INCORPORATED

NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF HOLDERS OF COMMON SHARES TO BE HELD

July 24, 2002

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of BakBone Software Incorporated (“BakBone” or the “Company”) will be held at The Wyndham Hotel, 5975 Lusk Boulevard, San Diego, California, 92121, on July 24, 2002 at 2:00 p.m. (California time), for the following purposes:

a.  to fix the number of directors of the Company;

b.  to elect the directors of the Company for the ensuing year;

c.  to appoint the auditors of the Company and to authorize the directors to fix their remuneration as such;

d.  to consider and, if deemed advisable by shareholders, to adopt a new share option plan for the Company;

e.  to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of a shareholder rights protection plan (the “Rights Plan”) for the Company; and

f.  to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting are described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is June 12, 2002 (the “Record Date”). Shareholders of BakBone whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder’s shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Secretary of BakBone c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333-7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of BakBone. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder’s behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a BakBone shareholder should be delivered by facsimile to the Trustee at (403) 264-2100.

DATED at San Diego, California this 17th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ KEITH RICKARD
“Keith Rickard” President and Chief Executive Officer

BAKBONE SOFTWARE INCORPORATED

MANAGEMENT PROXY CIRCULAR

for the Annual and Special Meeting of Shareholders
to be Held on July 24, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of BakBone for use at the Meeting, to be held at The Wyndham Hotel, 5975 Lusk Boulevard, San Diego, California, 92121, on July 24, 2002 at 2:00 p.m. (California time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at June 12, 2002.

No person has been authorized by BakBone to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by BakBone.

GENERAL PROXY INFORMATION

General Meeting Requirements

As at June 12, 2002, there were 54,343,756 Common Shares issued and outstanding. Each outstanding Common Share is entitled to one vote on any ballot at the Meeting. The board of directors of BakBone has fixed the record date for the Meeting at the close of business on June 12, 2002 (the “Record Date”). BakBone will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder. A BakBone Shareholder named in the list is entitled to vote the Common Shares shown opposite such Shareholder’s name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, by 4:30 p.m. (Calgary time) not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting.

A quorum for the transaction of business at the Meeting shall be present if two Shareholders holding in the aggregate five (5%) percent of the Common Shares entitled to vote at the Meeting are present in person or represented by Proxy.

Appointment of Proxies

Those BakBone Shareholders who desire to be represented at the Meeting by proxy must deposit their proxy with the Secretary of BakBone c/o CIBC Mellon Trust Company, Suite 600, The Dome Tower, 333-7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or adjournment or adjournments thereof. A proxy must be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, under its seal by an officer or attorney thereof duly authorized.

The persons named in the accompanying proxy are directors and officers of BakBone. A Shareholder has the right to appoint a person (who need not be a BakBone Shareholder) to attend and act on such Shareholder’s behalf at the Meeting other than the persons named in the proxy. To exercise this right, the Shareholder must strike out the name of the persons named in the proxy and insert the name of his or her nominee in the space provided or complete another appropriate form of proxy and, in either case, deposit the proxy with BakBone at the place and within the time specified above for deposit of proxies.

Persons Making the Solicitation

The solicitation is made on behalf of the management of BakBone. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Meeting and this Information Circular will be borne by BakBone. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or by other means of communication and by directors and officers of BakBone, who will not be specifically remunerated therefor. While no arrangements have been made to date by BakBone, BakBone may contract for the distribution and solicitation of proxies for the Meeting. The costs incurred by BakBone in soliciting proxies will be paid by BakBone.

Exercise of Discretion by Proxy

The shares represented by the Instrument of Proxy enclosed with this Notice of Meeting and this Information Circular will be voted in accordance with the instructions of the shareholder, but if no specification is made, the shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notice of Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment thereof, the proxy confers upon the shareholder’s nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, management of BakBone knows of no such amendments or variations or other matters to come before the Meeting.

Revocation of Proxies

A shareholder who has given a proxy has the power to revoke it. If a person who has given a proxy attends personally at the Meeting at which the proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the shareholder or its attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and signed by a duly authorized officer or attorney for the corporation, and deposited at the registered office of BakBone at any time up to and including the last day (other than Saturdays, Sundays and holidays) preceding the day of the Meeting at which the proxy is to be used, or any adjournment or adjournments thereof, or with the chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, prior to the commencement of the Meeting.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many public shareholders of BakBone, as a substantial number of the public shareholders of BakBone do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of BakBone as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s name on the records of BakBone. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of BakBone do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Company (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

MATTERS TO BE ACTED UPON AT THE MEETING

Fixing the Number of Directors

At the Meeting, shareholders will be asked to fix the number of directors for the present time at five (5), as may be adjusted between shareholders’ meetings by way of resolution of the Board of Directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at five (5).

Election of Directors

At the Meeting, shareholders will be asked to elect the proposed directors set forth below to hold office until the next annual meeting or until their successors are elected or appointed. There are presently six directors of the Company, each of whom retires from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the nominees hereinafter set forth to hold office until the next annual meeting, or until their successors are elected or appointed:

Keith Rickard	Fred Moore
Jeff Lawson	Archie Nesbitt
Neil M. MacKenzie

The names and municipalities of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control or direction, the period served as director and the principal occupation during the last five years of each are as follows:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Director Since	Principal Occupation

Keith Rickard San Diego, California	333,333	September 24, 2001
President and Chief Executive Officer of BakBone since
June, 2001. Prior thereto, President of Sterling Software’s Storage Management Division, responsible for all aspects of Sterling’s storage management software product suite, including worldwide sales, marketing, engineering and business development.

J.G.(Jeff) Lawson(1)(2) Calgary, Alberta	25,000	March 13, 2000	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors since January 1, 1999; prior thereto, Associate, Burnet, Duckworth & Palmer LLP.

Neil M. MacKenzie(1) Calgary, Alberta	397,075	March 13, 2000
Director and Vice-President of Newpark Drilling Fluids Canada Inc., a subsidiary of Newpark Resources Incorporated, which trades on the New York Stock Exchange. Mr. MacKenzie is also a director of Wireless Matrix Corporation, which trades on The Toronto Stock Exchange.

Archie J. Nesbitt(1)(2) Calgary, Alberta	631,900	December 18, 1996	Lawyer practicing in the natural resources field. President of A.J. Nesbitt Professional Corp. since 1978. President, Secretary and Director of Naneco Minerals Ltd. (a CDNX listed company) since 1981.

Fred Moore(2) Boulder, Colorado	—	March 5, 2002
President, Horison Information Strategies, an information technology executive consulting firm specializing in long-range strategic planning. Also the Editor-in-Chief of Storage for The West World Productions of Hollywood, California.

Notes:

(1)	Members of Audit Committee and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	The Company does not have an Executive Committee.

The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to BakBone by the respective nominees as at June 12, 2002. Each of the nominees for director of the Company is currently a director and was elected to his present term of office by a vote of the Company’s shareholders at a meeting of such shareholders, the notice of which was accompanied by an information circular, other than Mr. Fred Moore, who was appointed to the Board of Directors on March 5, 2002 by a unanimous vote of the Board of Directors of the Company.

Appointment of Auditors

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of KPMG LLP, San Diego, California, to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been the Company’s auditors since January 15, 2001.

Adoption of New Share Option Plan

Shareholders will be asked at the Meeting to consider and, if thought advisable, to ratify and approve a new share option plan (the “2002 Plan”) which will supersede and replace the existing stock option plan of the Company (the “Old Plan”). The Old Plan, as amended, was originally approved by the shareholders in March of 2000, with the latest amendments to the plan ratified by shareholders on September 24, 2001. As of April 30, 2002, the Corporation had outstanding options to purchase 4,278,455 Common Shares. If the 2002 Plan is approved as proposed, the outstanding options will remain in effect and be exercisable in accordance with their terms and be deemed to be issued under the terms of the 2002 Plan. Approval of the 2002 Plan will also constitute ratification of all outstanding share options including any granted in excess of the maximum number of Common Shares issuable under the Old Plan.

The 2002 Plan contains terms and conditions substantially the same as those of the Old Plan, except that the maximum number of Common Shares reserved for issuance pursuant to the 2002 Plan is 6,500,000 Common Shares, an increase of 1,903,958 Common Shares from the 4,596,042 Common Shares issuable pursuant to the Old Plan. Given that the Company’s principal offices are in California, and that the Company has become a registrant with the Securities and Exchange Commission in the United States, the 2002 Plan has also been amended in several respects to ensure that it is compliant with both California and U.S. federal securities law requirements.

Approval of the 2002 Plan requires approval of shareholders by ordinary resolution, being a majority of the votes cast by shareholders on a resolution.

A copy of 2002 Plan is available for inspection at the Meeting and will be sent to any shareholder prior to the Meeting upon request.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

“RESOLVED THAT:

1.  the adoption of the 2002 share option plan (the “2002 Plan”) of the Company, on the terms described in the Information Circular of the Company dated June 17, 2002 be and the same is hereby ratified, confirmed and approved; and

2.  any one director or officer of the Company be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution.”

ADOPTION OF SHAREHOLDER PROTECTION RIGHTS PLAN

Shareholder Protection Rights Plan

Approval of Shareholder Protection Rights Plan Agreement

At the Meeting, shareholders will be asked to ratify, confirm and approve the Company’s shareholder protection rights plan, the terms and conditions of which are set out in the shareholder protection rights plan agreement to be dated effective June 17, 2002 (the “Rights Plan”) between the Company and CIBC Mellon Trust Company (the “Rights Agent”). Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the full text of the Rights Plan. A shareholder or any other interested party can obtain a copy of the Rights Plan by contacting Mr. John Fitzgerald, Chief Financial Officer of the Company, at: 10145 Pacific Heights Boulevard, Suite 900, San Diego, California, 92121, Telephone: (858) 450-9009.

Confirmation by Shareholders

The Rights Plan has been adopted by the Board of Directors of the Company and will become effective on June 25, 2002.

The policies of The Toronto Stock Exchange require, among other things, that the Rights Plan be ratified and approved by a majority of the votes cast by Shareholders of the Company at the Meeting, excluding Shareholders who may be exempted from the operation of the Rights Plan though the holder’s percentage shareholding exceeds the Rights Plan’s triggering ownership threshold (an “Exempted Shareholder”) and such Exempted Shareholder’s associates, affiliates and insiders (as those terms are defined in the Securities Act (Ontario)).

If the Rights Plan is not confirmed by a majority of the votes cast by the Shareholders at the Meeting, the Rights Plan and the Rights will be rescinded or otherwise terminated and cancelled and be void and of no further force and effect. As of the date hereof, the Company is not aware of any holder of Voting Shares that would be excluded from the vote on the basis that such holder is an Excluded Shareholder. Accordingly, Shareholders will be asked to approve the following Special Resolution at the Meeting:

BE IT RESOLVED THAT

1.  The Rights Plan dated as of June 17, 2002 between BakBone Software Incorporated and CIBC Mellon Trust Company, as Rights Agent, as may be amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2.  Any one director or officer of the Company be and they are hereby authorized, for and on behalf of the Company, to execute (whether under the corporate seal of the Company or otherwise) and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such directors or offices may determine to be necessary or advisable to implement this resolution and the maters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions.”

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the ratification and approval of the Rights Plan unless a shareholder has specified in its proxy that its shares are to be voted against such resolution.

The Board of Directors reserves the right to alter any terms of or not to proceed with the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would not be in the best interests of the Company and its shareholders to do so in light of the circumstances at the time.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder protection rights plan, received the advice of its legal advisors and concluded that it was in the best interests of the Company and its shareholders to adopt the Rights Plan. Accordingly, the Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Rights Plan by voting in favour of the Special Resolution to be submitted to the Meeting.

Purpose of the Rights Plan

The Rights Plan was adopted by the Company to encourage the fair treatment of shareholders if there is an unsolicited Take-over Bid for the Voting Shares of the Company. The Rights Plan was also adopted by the Company to (i) provide all shareholders of the Company with an equal opportunity to share in any premium paid upon an acquisition of control; (ii) allow both the shareholders and the Board of Directors adequate time to assess a Take-over Bid made for the Voting Shares of the Company in relation to the circumstances and prospects of the Company; and (iii) allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempted to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any specific Take-over Bid for the Voting Shares that has been made or is contemplated.

It was not the intention in adopting the Rights Plan, to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of this plan does not affect the duty of the Board of Directors to act in good faith with a view to the best interests of the Company and its shareholders.

The Board of Directors believes that under the existing statutory rules relating to Take-over Bids there is insufficient time for the directors to fully assess an offer and to explore and develop alternatives for shareholders in the event of a Take-over Bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Company and of potential purchasers. Under the statutory Take-over Bid rules, a take-over bid must remain open in most jurisdictions in Canada for a minimum of 35 days. The result is that shareholders may fail, in the absence of the Rights Plan, to fully assess the circumstances of the Company or to realize the maximum value for their Voting Shares. Accordingly, the directors believe that the Rights Plan which provides that any bid remain open for a minimum of 60 days is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist shareholders in responding to a Take-over Bid.

The provisions of the Rights Plan relating to Permitted Bids, which are described below under “The Rights Plan—Permitted Bid”, will enable shareholders to tender to any bid which is a Permitted Bid regardless of the views of the Board of Directors as to its acceptability. The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of the Voting Shares through a Take-over Bid for the Company which is a Permitted Bid and which provides fair value to all shareholders. If a potential acquirer does not meet the requirements of a Permitted Bid, the Board of Directors may negotiate with the acquirer to ensure the fairness of the terms of the Take-over Bid. Shareholders are advised that the adoption of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid. The directors of the Company will continue to be bound to fairly consider any bid for the Voting Shares of the Company and to discharge their responsibilities with a view to the best interests of the Company and its shareholders.

Shareholder protection rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Protection Rights Plan, are substantially similar to those recently adopted by a number of the Company’s peers.

The Rights Plan

The following is a summary description of the general operation of the Rights Plan, subject to being qualified in its entirety by the actual text of the Rights Plan.

    The Rights

The Board of Directors has authorized the issuance at the close of business on June 25, 2002 (the “Record Time”) of one Right (defined as a right to purchase a Common Share, upon the terms and subject to the conditions set forth in the Rights Plan) in respect of each outstanding Common Share to holders of record at the Record Time. In addition, the Board of Directors authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Company will enter into the Rights Plan with CIBC Mellon Trust Company, as Rights Agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Share at the exercise price of $100 per share, subject to adjustments (the exercise price is defined as the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms of the Rights Plan, the exercise price shall be equal to One Hundred dollars ($100.00)). The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Voting Shares. If a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon exercise thereof, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire upon the termination of the annual meeting of shareholders of the Company held in the year 2007, if not reconfirmed at the meeting, unless earlier redeemed by the Board of Directors in accordance with the provisions of the Rights Plan.

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board of Directors adequate time to assess the Take-over Bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the transaction will not be affected in any respect. The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Voting Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted or on terms approved by the Board of Directors. When a person or group becomes an Acquiring Person, the Rights Beneficially Owned by those persons or their transferees become void thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all shareholders.

Trading of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued upon transfer of existing Common Shares or the issuance of additional Common Shares, will contain a notation incorporating the terms of the Rights Plan by reference. As soon as is practicable following the Separation Time, separation certificates evidencing the Rights (the “Rights Certificates”) will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the rights.

Separation Time

The Rights will be exercisable and begin to trade separately from the Common Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of:

(1)  the first date (the “Share Acquisition Date”) of public announcement by the Company of a person or a group of affiliated or associated persons (an “Acquiring Person”) that it has acquired beneficial ownership of 20% or more of the outstanding Voting Shares other than as a result of, among other things:

(1)  a reduction of the number of Voting Shares outstanding;

(2)  a Permitted Bid (see below);

(3)  acquisition of Voting Shares in respect of which the Board of Directors has waived the provision of the Rights Plan; or

(4)  acquisition of Voting Shares pursuant to any dividend reinvestment plan or share purchase plan of the Company, a stock dividend or a stock split or other event pursuant to which a person becomes the beneficial owner of Voting Shares on the same pro rata basis as other holders of Voting Shares and acquisitions pursuant to a prospectus offering or private placement; and

(2)  the date of commencement of, or the first public announcement of the intent of any person other than the Company, to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

Beneficial Ownership

In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person’s Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person’s Affiliates or Associates has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business.

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person’s Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person’s Associates or Affiliates until the earlier of such security being accepted unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for, whichever shall occur first. Permitted Lock-up Agreement is defined in the Agreement; however, generally a Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each a “Locked-up Person”) to tender or deposit shares to a Take-over Bid that is a Permitted Bid (the “Lock-up Bid”) which agreement permits the Locked-up Person to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) consideration offered per Voting Share under the other bid or transaction is higher than the consideration contained in or proposed to be contained in the Lock-up Bid and the other Take-over Bid is made for at least the same number of Voting Shares as the Lock-up Bid; or (ii) the consideration offered for each Voting Share exceeds by as much or more than a Specified Amount and the consideration is for at least the same number of Voting Shares as the Lock-up Bid and does not, by its terms provide for a Specified Amount greater than 7% of the consideration for each Voting Share contained in the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2 1/2% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

There are other exceptions to the deemed “Beneficial Ownership” provisions for institutional shareholders acting in the ordinary course of business. These exceptions apply to (i) an Investment Manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a “Client”); (ii) a licensed trust corporation (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) such Person is a Crown agent or agency (the “Crown Agency”); (iv) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) the Person (an “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such. The foregoing exceptions only apply so long as the Investment Manager, Trust Company, Crown Agency, Statutory Body or Administrator is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person.

Finally, a Person is not deemed to “Beneficially Own” a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Administrator as another Person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Investment Manager, Estate Account, Other Account or Plan, and the security is owned by the Investment Manager, Trust Company or Administrator, as the case may be.

Acquiring Person

An Acquiring Person is, generally, a person who Beneficially Owns 20% or more of the outstanding Voting Shares of the Company. The Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Company or a person who acquires 20% or more of the outstanding Voting Shares through a Permitted Bid acquisition or certain prescribed exempt acquisitions. The Rights Plan also excludes from the definition of Beneficial Ownership, amongst others, a person in its capacity as investment manager, trust corporation, pension fund or plan administrator or trustee (and clients and accounts of such persons) provided that the person is not making a proposing to make a Take-over Bid. Furthermore, an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution of securities pursuant to a prospectus or by way of a private placement is deemed not to be an Acquiring Person.

Flip-in Event

Ten (10) business days following a transaction that results in a person becoming an Acquiring Person (a “Flip-in Event”) the Rights will entitle holders to receive, upon exercise and payment of the Exercise Price, Common Shares with a market value equal to twice the Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person’s associates and affiliates and any other person acting jointly or in concert with the Acquiring person and any direct or indirect transferee of such persons) will be void. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bid

A Take-over Bid will not trigger the dilutive provision of the Rights Plan if it meets the Permitted Bid conditions prescribed in the Rights Plan. A Permitted Bid is a Take-over Bid, made by means of a Take-over Bid circular, which:

(1)  is made to all holders of record of Voting Shares wherever resident:

(2)  contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid; and

(3)  contains irrevocable and unqualified provisions that:

(1)  unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(2)  more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(3)  in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a “Competing Permitted Bid,” which is a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the initial Permitted Bid.

Take-over Bid

A Take-over Bid is defined in the Rights Plan as an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Shares that maybe acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror’s Securities, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

Redemption and Waiver

The Board of Directors acting in good faith may, at their option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right. In addition, if an Offeror successfully completes a Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights.

The Board of Directors of the Company may, prior to the occurrence of a Flip-in Event, determine to waive the dilutive effects of the Rights Plan in respect of a Flip-in Event. In such case, such waiver would be deemed also to be a waiver, on the same terms and conditions, in respect of any other Flip-in Event which occurs by reason of a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Company may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares.

Amendments

The Board of Directors may supplement or amend the Rights Plan with the majority approval of shareholders (or the holders of the Rights, if the Separation Time has occurred). In addition, the Board of Directors may, from time to time, supplement or amend the Rights Plan in order to correct any clerical or typographical error or which changes are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Board of Directors may also supplement or amend the Rights Plan to make any changes which the directors may deem necessary or desirable, provided that if such supplement or amendment occurs subsequent to shareholder ratification at the Meeting such supplement or amendment shall be subject to shareholder ratification at the next meeting of the shareholders (or holders of Rights, as the case may be), and provided further that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, no supplement or amendment may be made to the Rights Plan without the approval of The Toronto Stock Exchange.

Certain Canadian Federal Income Tax Considerations

This description is of a general nature only and is not intended nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors taking into account their own particular circumstances. The issuance of Rights to each holder should not result in any benefit being conferred on a particular holder and no amount should be required to be included in income thereon for purposes of the Income Tax Act (Canada) (the “Tax Act”). However, if at the time the Rights are issued, it is known that certain holders will not exercise their Rights or will not be entitled to exercise their Rights, Revenue Canada is of the view that the Rights may not be conferred on all holders and the value of the benefit, if any, must be included in each holder’s income for the taxation year. In the event that the issuance of Rights results in a shareholder benefit for purposes of the Tax Act, the Company believes that the value of the Rights is nominal and no income inclusion would be required. Should the Rights result in an income inclusion to a non-resident holder, the Tax Act deems that such amount will be treated as a dividend. Dividends paid or credited or deemed to be paid or credited to a non-resident holder of Shares will be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada an such non-resident holder’s country of residence. In the case of a non-resident holder which is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada-United Sates Income Tax Convention, 1980, the rate of non-resident withholding tax in respect of dividends on the Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the Voting Shares of the Company, the rate of withholding tax is reduced to 5% for dividends paid or credited or deemed to be paid or credited). In addition, the Rights will, on the date hereof, be qualified investments under trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”) or deferred profit sharing plans (“DPSPs”) under the Tax Act and the regulations thereunder. The Rights will not, on the date hereof, be foreign property for purposes of the Tax Act for RRSPs, RRIFs, RESPs or DPSPs and other persons subject to tax under Part XI of the Tax Act.

Additional Information

In the event that a shareholder or any other interested party has questions or concerns regarding the Rights Plan, you are invited to contact John Fitzgerald at (858) 450-9009.

INFORMATION CONCERNING THE COMPANY

Voting Shares and Principal Shareholders

The authorized share capital of BakBone consists of an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 54,343,756 Common Shares issued and outstanding.

To the best of BakBone’s knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation Committee

The Company’s directors have had a standing Compensation Committee (the “Committee”) since 1999. Until May of 2002, the Committee has been composed of three directors, Messrs. J.G. (Jeff) Lawson, Neil MacKenzie and Archie Nesbitt. It was recently reconstituted (in May of 2002), such that it is now comprised of three directors, J.G. (Jeff) Lawson, Fred Moore and Archie Nesbitt, all of whom are unrelated, outside directors of the Company.

The Committee is charged with the periodic review of the Company’s compensation policies and makes recommendations with respect to the compensation of executive officers and senior personnel of the Company, including those named in the Summary Compensation Table included herein (“Named Executive Officers”), to the Board of Directors, which has final approval on compensation matters.

Compensation of the Chief Executive Officer was initially recommended by an outside director and approved by the Board of Directors.

Report on Executive Compensation

To:  The Shareholders of BakBone Software Incorporated

The following report was prepared by Messrs. Lawson, MacKenzie and Nesbitt.

The Compensation Committee is responsible for the periodic review and approval of compensation of the executive officers of the Company. In connection with a directive from the Board and the Compensation Committee arising in 2001, the President and Managing Director of the Company had been charged with reviewing the overall compensation of the employees of the Company in order to reduce operating expenses and bring salaries in line with revenue targets and overall Company performance. This process was substantially complete by the end of March 31, 2002, and has resulted in restructuring the Company’s overall compensation structure to ensure that it is largely performance-based, with the intent of aligning the goals of executives and employees with those of shareholders.

Compensation is currently comprised of the following items:

a.  a competitive base salary;

b.  a benefits package;

c.  a stock option plan; and

d.  performance or incentive bonuses.

The compensation for all executive officers of the Company in the past fiscal year is consistent with the above policies and is delivered through the above plans. A description of the criteria used for each element of compensation is set forth below.

Base Salaries

Executive officers’ salaries are reviewed annually and are established taking into consideration individual salaries as compared to those paid to executives in other companies of comparable size within the Company’s peer group. Such information is provided from time to time to the Company by independent consultants and from senior management. The executive salaries of the Company are intended to align long term compensation of senior management with the interests of shareholders. Base salaries have also been reviewed having regard to the Company’s performance as a whole, and the efficiencies or inefficiencies that exist within the Company’s present organizational structure, with a view to eliminating unnecessary expenses.

Bonus Plan

In the past, management adopted a bonus plan for numerous executives and employees, where bonuses were based on such individuals meeting certain prescribed corporate objectives. In the past, the Compensation Committee has criticized the general application of this practice in light of the current realities facing a number of high technology companies, and has required that bonuses must be incentive and performance based, and need to be aligned both with corporate goals and shareholders’ interests. Given present market conditions, the Company intends to apply an informal bonus plan going forward which provides for bonuses to be paid to key employees based on performance. The Board and Compensation Committee have determined bonuses will be paid by the Company only if the same have been reviewed and approved by the Company’s President.

Stock Option Plan

Directors, officers and employees are eligible to participate in the Company’s stock option plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual’s level of responsibility within the Company. Options are priced either at market price or at the weighted average trading price of the Company’s Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the Plan and to the discretion of the Board of Directors.

The Plan is intended to provide the Board with the ability to issue options to provide the employees, officers and directors of the Company with long term equity based performance incentives, which are a key component of the Company’s compensation strategy. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

Summary

The Company’s operations have grown significantly over the past few years, with significant increases to the Company’s infrastructure, meaning there have been increased expenses for the Company at all levels. The Compensation Committee and the Board of Directors, as a whole, believe that certain expenses are necessary in order to ensure the Company is in a position to continually upgrade its software and to provide services to its customers so as to remain competitive in the marketplace. On a going forward basis, the Compensation Committee’s mandate, in conjunction with management, is to structure the compensation policies of the Company such that they recognize the contributions of existing personnel and also allow the Company to attract and retain a group of employees who are motivated to increase revenues and contribute to the Company’s success.

Performance Analysis

As the Company has changed its industry classification from a mining issuer to an industrial issuer, and as its business is focused on worldwide storage management applications for the backup and restoration of data on department to enterprise systems, an analysis of overall fluctuations in the Company’s stock prior to March 31, 1999 is not an appropriate indicator of the Company’s historical performance, given the change in the business sector in which the Company operates. Accordingly, the following graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on March 31, 1999) on the Common Shares of the Company during the periods ended March 31, 2000, March 31, 2001 and March 31, 2002, with a cumulative total return of the TSE 300 Composite Index for the same period.

[GRAPHIC TO COME]

Common Shares of BakBone
TSE 300 Total Return Index

	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002
Common Shares of BakBone	100	20,000	4,545	1,936
TSE 300 Total Return Index	100	143	115	98

Summary Compensation Table

The following table sets forth all compensation paid for each of the years ended March 31, 2002, 2001 and 2000 to the Company’s Chief Executive Officer and the four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the Company’s most recently completed financial year (referred to as the “Named Executive Officers”). In addition, see “Executive Employment Agreements”. All figures are in U.S. dollars unless otherwise indicated.

								Long-Term Compensation
		Annual Compensation						Awards		Payouts
Name and Principal Position	Twelve Months Ended March 31	Salary		Bonus			Other Annual Compensation ($)	Securities Under Stock Options Granted (#)	Restricted Shares or Restricted Share Units(3) (#)	LTIP Payouts ($)	All Other Compensation ($)
Keith Rickard(1) President and Chief Executive Officer	2002		$132,231		—	(2)	—	—	—	—	4,500

John Fitzgerald(4) Chief Financial Officer	2002		$30,000		—		—	50,000	—	—	—

Fabrice Helliker Vice President— Engineering	2002 2001 2000	$ $ $	121,800 102,500 69,375	$ $	23,070 10,070 —		— 9,288 —	100,000 100,000 100,000	320,000 320,000 320,000	— — —	10,320 900 —

Peter Eck(5) Vice President of Marketing	2002		—		—		—	—	—	—	—

						Long-Term Compensation
		Annual Compensation				Awards		Payouts
Name and Principal Position	Twelve Months Ended March 31	Salary	Bonus	Other Annual Compensation ($)		Securities Under Stock Options Granted (#)	Restricted Shares or Restricted Share Units(3) (#)	LTIP Payouts ($)	All Other Compensation ($)
Andrew Unsworth	2002	$132,684	—	—		—	100,000	—	—
Managing Director,	2001	$53,942	—	—		—	100,000	—	4,569
European	2000	—	—	—		—	—	—	—
Operations

Howard Weiss	2001	$165,000	$20,000	—		25,000	—	—	—
Managing Director,
Asian Operations

Anthony R.	2001	$152,000	—	—		155,600	—	—	6,000
Cerqueira(6)	2000	$24,000	—	—		155,600	—	—	2,000

Archie J. Nesbitt(7)	2000	$49,300	$70,000	155,000	(8)	204,600	—	—	—

Notes:

(1)	Effective June, 2001, Mr. Keith Rickard was engaged as the President of the Company and has a base annual salary of U.S. $180,000.
(2)	Mr. Rickard may also be entitled to a discretionary bonus, which will be reviewed and determined by the Board of Directors of the Company, upon a recommendation from the Compensation Committee.
(3)
Restricted shares represent shares held in an employee benefit trust set up to retain certain key personnel associated with Net Vault Ltd. Mr. Helliker and Mr. Unsworth are two-thirds vested in their shares with the remaining one-third vesting in March, 2003. These shares are currently held in the trust, and employees do not have voting rights to these shares.

(4)
Mr. Fitzgerald was hired in January, 2001 and carried out the position of Corporate Controller until January, 2002 when he was appointed Chief Financial Officer of the Company. He has a base annual salary of $120,000.

(5)	Mr. Eck was hired in May, 2002 and has a base annual salary of $160,000.
(6)
Mr. Cerqueria held the position of Chief Executive Officer from June 14, 2000 until June of 2001, at which time Mr. Keith Rickard was appointed the President and Chief Executive Officer of the Company.

(7)	Mr. Nesbitt acted as Chief Executive Officer of the Company until February 18, 2000.
(8)	Such fees were paid to A.J. Nesbitt Professional Company for providing the services of Mr. Nesbitt to the Company.

Stock Option Plan

The Company has adopted a stock option plan (the “Old Plan”) pursuant to which the board of directors of the Company may allocate non-transferrable options to purchase Common Shares of the Company to directors, officers, employees of and service providers to the Company and its subsidiaries. Options granted pursuant to the Plan are exerciseable at the closing price per share on the TSE on the last trading date preceding the date of grant. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of grant (calculated on a non-diluted basis). Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be an employee, senior officer, director or service provider of the Company or any of its subsidiaries, as applicable, or upon the optionee retiring or dying. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a sub-division, consolidation, re-classification or change of the Common Shares, a merger or other relevant changes in the Company’s capitalization. The board of directors of the Company may from time to time amend or revise the terms of the Plan. The Plan does not contain any provision for financial assistance by the Company in respect of options granted thereunder. Subject to shareholder approval to the adoption of the 2002 Plan, the Old Plan presently permits the granting of options to purchase up to a maximum of 4,596,042 Common Shares.

The following table sets forth information in respect of options issued and outstanding as at April 30, 2002.

Group (number of persons)	Number of Common Shares under Option	Date(s) of Grant	Date(s) of Expiry	Exercise Price(s) per Common Share (Cdn $)
Named Executive Officers (6 persons)	500,000	April 3, 2002	April 3, 2012	1.90
	8,000	February 23, 2001	February 23, 2012	5.65
	8,000	May 1, 2001	May 1, 2002	4.90
	34,000	January 23, 2002	January 23, 2002	1.18

	84,000	October 25, 1999	October 25, 2002	0.95

	50,000	April 12, 2002	April 12, 2012	2.27
	25,000	May 1, 2001	May 1, 2011	4.90
	25,000	April 12, 2002	April 12, 2012	2.27

Directors (who are not Named	200,000	June 25, 2001	June 25, 2002	4.90
Executive Officers) (4 persons)	400,000	April 3, 2002	April 3, 2012	1.90
	200,000	April 3, 2002	April 3, 2012	4.90

	40,000	June 25, 2001	June 25, 2002	4.90
	200,000	April 3, 2002	April 3, 2012	1.90

	100,000	March 1, 2002	March 1, 2012	1.53

Officers(1)/Employees and	119,400	June 23, 1999	June 23, 2002	1.20
Consultants (142 persons)	100,000	October 25, 1999	October 25, 2002	0.95
	50,000	December 1, 1999	December 1, 2004	6.00
	7,200	January 4, 2000	August 1, 2002	14.20
	123,000	January 4, 2000	August 1, 2002	6.00
	90,000	January 6, 2000	January 9, 2005	6.00
	13,200	January 24, 2000	January 24, 2003	14.20
	22,500	January 24, 2000	January 24, 2005	6.00
	19,500	February 7, 2000	February 7, 2003	6.00
	48,500	March 16, 2000	March 16, 2003	12.35
	30,000	April 10, 2000	April 10, 2005	6.00
	59,504	April 10, 2000	April 10, 2003	12.35
	10,000	May 15, 2000	May 15, 2010	12.35
	15,000	June 9, 2000	June 9, 2000	12.35
	10,000	July 10, 2000	July 10, 2010	12.35
	15,000	July 24, 2000	July 24, 2010	12.35
	2,000	August 21, 2000	August 21, 2010	12.35
	100,000	October 23, 2000	October 23, 2003	12.50
	89,000	February 23, 2001	February 23, 2011	5.65
	74,087	May 1, 2001	May 1, 2011	4.90
	200,000	June 25, 2001	June 25, 2002	4.40
	109,500	September 25, 2001	September 25, 2011	1.69
	95,000	January 23, 2002	January 23, 2012	1.18
	2,664	January 23, 2002	January 23, 2003	6.90
	817,900	March 1, 2002	March 1, 2012	1.53
	100,000	April 3, 2002	April 3, 2012	1.90
	81,500	April 12, 2002	April 12, 2012	2.27

TOTAL	4,278,455

Note:

(1)	Officers of the Company who are not Named Executive Officers or Directors.

Options Granted to the Named Executive Officers

During the most recently completed financial year, the following options to purchase Common Shares were granted to the Named Executive Officers who were serving in such capacity as at March 31, 2002.

Named Executive Officer	Number of Shares Under Option	Dates of Grant	Dates of Expiry	Exercise Price per Share (Cdn $)	Trading Price at Date of Grant
John Fitzgerald	8,000	May 1, 2001	May 1, 2002	4.90	4.90
	34,000	January 23, 2002	January 23, 2007	1.18	1.18
Andrew Unsworth	50,000	April 12, 2002	April 12, 2012	2.27	2.27
Howard Weiss	25,000	May 1, 2001	May 1, 2011	4.90	4.90
	25,000	April 12, 2002	April 12, 2012	2.27	2.27

Total	142,000

Options Exercised

The following table sets forth the aggregate options exercised in the year ended March 31, 2002 and the number of unexercised stock options and the value of in-the-money stock options held by the Named Executive Officers as of March 31, 2002. Each of the figures listed below are expressed in Canadian dollars unless otherwise indicated.

Name	Common Shares Acquired on Exercise (#)	Aggregate Net Value Realized($)	Unexercised Stock Options at March 31, 2002 (#) Exersiable/Unexercisable	Value of Unexercised in-the-Money Stock Options at March 31, 2002(1) ($) Exercisable/Unexercisable
John Fitzgerald	—	—	5,000 / 45,000	— / 32,300
Fabrice Helliker	13,000	15,700	84,000 / —	99,120 / —
Peter Eck	—	—	— / —	— / —
Andrew Unsworth	—	—	17,708 / 32,292	— / —
Keith Rickard	—	—	— / 50,000	— / —

Note:

(1)	Based on the closing price of the Common Shares on the TSE as reported by such exchange on the last trading day of the Company’s Common Shares on or prior to March 31, 2002 of $2.13 per Common Share.

Executive Employment Agreements

The Company has entered into an employment agreement with Mr. Keith Rickard, which provides that Mr. Rickard will act as the President and Chief Executive Officer of the Company and, in consideration of the same, will be paid annual remuneration of U.S $180,000 for a three year period, and may be entitled to a discretionary bonus, on an annual basis, as determined by the Board of Directors. Either the Company or Mr. Rickard may terminate the employment arrangement at any time by giving sixty days prior written notice, and the Company may terminate the employment arrangement, at any time, for cause.

Directors

Directors do not presently receive any fees or other compensation or benefits for acting in such capacity, except for reimbursement of direct expenses relating to travel to the Board of Directors and other Company meetings requiring their presence.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors and officers of the Company nor any of their associates or affiliates is now or has been indebted to the Company or any of its subsidiaries since the commencement of the last completed fiscal year, other than for routine indebtedness, nor is, or at any time since the beginning of the most recently completed financial year of the Company has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Certain of the Company’s officers are responsible for reviewing and approving all corporate communications.

CORPORATE GOVERNANCE

In 1995, The Toronto Stock Exchange (the “TSE”) adopted a set of guidelines which were revised in 1999 (the “Guidelines”) relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation’s board, management and shareholders. All corporations listed on the TSE must now annually disclose their approach to corporate governance with specific reference to each of the 14 specific Guidelines. The Company’s disclosure with respect to the Guidelines is summarized below.

Under the Guidelines an “unrelated” director is one who is independent of management and is free from any interest and any business or other relationship (other than interests and relationships arising from shareholding) which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company. The Guidelines also make an informal distinction between inside and outside directors, an inside director being one who is an officer or employee of the corporation or any of its affiliates, and who is thus a “management” director.

For the purposes of the Guidelines, a “significant shareholder” is a shareholder with the ability to exercise a majority of the eligible votes for the election of directors. If a corporation has a significant shareholder, the TSE recommends that, in addition to a majority of unrelated directors, the board should include sufficient directors who do not have interests in or relationships with either the corporation or its significant shareholder, as to reflect fairly the proportionate investment in the corporation by shareholders other than the significant shareholder. The Company does not have a “significant shareholder”.

1.  The Board has implicitly and explicitly acknowledged its responsibility for stewardship of the Company.

a.  The Board annually participates in the review of and provides guidance to the Company’s senior executives on development of the Company’s strategic plans and strategies.

b.  The Board has identified the Company’s principal business risks and has developed a number of key strategies with respect to these risks and to help senior executives to monitor these risks.

c.  No formal system of succession planning has been developed. The Board annually reviews the performance of the Chief Executive Officer and other senior executives based on the performance of the Company.

d.  The Board has discussed and considered how the Company communicates with its stockholders and the public. The Company’s Chief Financial Officer reviews and approves all of the Company’s communications. Material communications are also circulated to the Board of Directors for review.

e.  The Board, directly and through its Audit Committee, assesses the integrity of the Company’s internal controls and management information systems.

2.  The Board is comprised of six members. Three are presently related directors, with three acting as unrelated, independent directors.

3.  The Company does not have a “significant shareholder”, defined by the Governance Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors.

4.  The Board of Directors is presently made up of the following individuals:

Keith Rickard                related as President and Chief Executive Officer

Harry Brayne                 related as Managing Director

J.G. (Jeff) Lawson         independent director

Neil MacKenzie             independent director

Fred Moore                     independent director

Archie J. Nesbitt             independent director

5.  The board presently has no formal recruitment process with respect to nominees to the Board. The responsibility for recruitment has fallen on the President and the Board of Directors as a whole, and is discussed informally with all board members prior to being brought forward.

6.  Due to the size of the Company’s Board, no formal policy has been established to monitor the effectiveness of the Board. However, constant feedback is provided on an informal basis by outside directors on a regular basis.

7.  The Company does not currently have a formal process of orientation for new members of the Board.

8.  To date, the Board has felt that due to the size and maturity of the Company, the current number of Board members has been adequate to provide the appropriate level of skill mix to guide the Company. However, the current size and make-up of the Board is being continually monitored by the existing Board members. The Board has, in the past, expressed an interest in adding additional board members who have experience in the data storage business and who might be able to assist management in expanding the Company’s operations. This has resulted in the appointment of Mr. Fred Moore to the Board.

9.  The Board members are currently not compensated in their capacity as such; however, in the event that fees are to be paid, the Compensation Committee will periodically review the adequacy and form of the compensation of Directors.

10.  The Company’s Board currently has three committees consisting of the Audit Committee, Corporate Governance Committee and Compensation Committee. The Audit Committee and Corporate Governance Committee are made up Messrs. Nesbitt, Lawson and MacKenzie. The Compensation Committee is comprised of Messrs. Lawson, Moore and Nesbitt.

11.  The Corporate Governance Committee is responsible for continued development of the Company’s approach to the Governance Guidelines, and, in conjunction with the Company’s management, make recommendations to the Board respecting the ongoing Corporate Governance of the Company.

12.  To date, the Company has not developed position descriptions for the Board or the Chief Executive Officer. The Board, in conjunction with management, sets and improves the Company’s annual objectives, which become the objectives against which the Chief Executive Officer’s performance are measured. In addition, certain of the Chief Executive Officer’s compensation, by way of incentive option grants for Common Shares of the Company, and a discretionary bonus, is specifically tied to the Company’s operating performance.

13.  The Board is able to function totally independent of executive management. However, in matters that require independence of the Board from management, only the outside or disinterested Board members take part in the decision making responsibilities and evaluations.

14.  The roles and responsibilities of the Audit Committee have been defined and include oversight responsibility for management reporting and internal controls. The Audit Committee has direct communication channels with the external auditors. The Company has no formal internal audit process.

15.  The Company has no formal policy which allows outside directors to engage outside advisors at the Company’s expense. However, if such an advisor were required by a board member, approval for the advisor could be easily obtained from the remaining Board members.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Company’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and as disclosed herein.

INTEREST OF INSIDERS AND OTHER IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any director, officer, promoter, insider or member of management of the Company or any person owning, directly or indirectly, more than 10% of the Company’s Common Shares, or any associate or affiliate of any such person in any transaction within the last five years or any proposed transaction which in either case has materially affected or will materially affect the Company, other than as disclosed below or elsewhere herein.

A director of the Company is a partner of a law firm that provides legal services to the Company. During the year ended March 31, 2002, the Company paid the associated law firm $120,000 relating to the services rendered.

A director of the Company has provided certain consulting and legal advice to the Company. During the year ended March 31, 2002, the Company paid the director $155,000 relating to the services rendered.

A former director of the Company provided certain consulting and investor relation services to the Company. During the year ended March 31, 2002, the Company paid the former director $41,000 relating to the services rendered.

Prior to the acquisition of BakBone KK, a wholly-owned subsidiary of the Company, two former directors and officers of the Company provided loans to BakBone KK. The loans have no maturity date and are interest-free. At March 31, 2002, the balance owed to these individuals totalled $63,000.

OTHER MATTERS

Management of BakBone knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying the Information Circular. However, if any other matter properly comes before the Meeting, the forms of proxy furnished by BakBone will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATION

The contents and sending of this Information Circular have been approved by the directors of BakBone.

Where information contained in this Information Circular rests particularly within the knowledge of a person other than BakBone, BakBone has relied upon information furnished by such person.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, and constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the Shareholders.

DATED this 17th day of June, 2002.

BAKBONE SOFTWARE INCORPORATED

/s/ KEITH RICKARD	/s/ JOHN FITZGERALD
“Keith Rickard” Chief Executive Officer	“John Fitzgerald” Chief Financial Officer